Exhibit 99.1

Bright Scholar Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

CAMBRIDGE, England and FOSHAN, China, May 28, 2025 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal”) dated May 26, 2025 from Mr. Hongru Zhou, its chairperson of the Board, Mr. Ruolei Niu, its chief executive officer, and several of its shareholders, including Excellence Education Investment Limited, Ultimate Wise Group Limited, and Sure Brilliant Global Limited (collectively, the “Buyer Group”), proposing to acquire all of the outstanding Class A ordinary shares of the Company (the “Class A Shares” or “Shares”), including Class A Shares represented by American depositary shares (the “ADSs,” each representing four Class A Shares) that are not already beneficially owned by the members of the Buyer Group for a purchase price of US$0.50 per Share (or US$2.00 per ADS) in cash in a going private transaction (the “Proposed Transaction”), subject to certain customary conditions. The price represents (i) a premium of approximately 28.21% to the closing price of the ADSs on May 23, 2025, the last trading day prior to the date of the Proposal and (ii) a premium of approximately 23.58% and 18.08% to the volume-weighted average closing price of the ADSs during the last 30 and 60 trading days, respectively. A copy of the Proposal is attached hereto as Annex A.

According to the Proposal, the Proposed Transaction is intended to be financed with equity and/or debt capital by the Buyer Group.

The Board intends to form a special committee consisting of independent and disinterested directors to consider the Proposal. The Board expects that the special committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal and has not had an opportunity to carefully review and evaluate the Proposal or make any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Bright Scholar Education Holdings Limited

Bright Scholar is a premier global education service Group. The Company primarily provides quality international education to global students and equips them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

For more information, please visit: https://ir.brightscholar.com/.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

Email: BEDU@thepiacentegroup.com

Phone: +86 (10) 6508-0677/ +1-212-481-2050

Media Contact:

Email: media@brightscholar.com

Annex A

26 May 2025

The Board of Directors (the “Board”)

Bright Scholar Education Holdings Limited (the “Company”)

Suites 6-7, The Turvill Building Old Swiss,

149 Cherry Hinton Road Cambridge,

England, CB1 7BX,

United Kingdom

Dear Members of the Board:

Mr. Hongru Zhou, chairperson of the Board, Mr. Ruolei Niu, Chief Executive Officer of the Company, Excellence Education Investment Limited, Ultimate Wise Group Limited and Sure Brilliant Global Limited (collectively, the “Buyer Group”, “we” or “us”) are pleased to submit this preliminary non-binding proposal (this “Proposal”) to acquire all outstanding Class A ordinary shares of the Company (the “Class A Shares” or “Shares”), including Class A Shares represented by American depositary shares (“ADSs”, each representing four Class A Shares), that are not already beneficially owned by the Buyer Group in a going-private transaction (the “Acquisition”), which will result in the delisting of the ADS of the Company from the NYSE.

Our proposed purchase price is US$0.50 per Share (or US$2.00 per ADS) in cash. We believe that this Proposal provides an attractive opportunity to the Company’s shareholders. This price represents a premium of 28.21% to the closing price of the ADS on 23 May, 2025, the last trading day prior to the date hereof and a premium of 23.58% and 18.08% to the volume-weighted average closing price of the ADSs during the last 30 and 60 trading days, respectively.

The Buyer Group currently beneficially owns approximately 78.4% of all the issued and outstanding Shares of the Company, which represent approximately 98.6% of the aggregate voting power of the Company, based on the Company’s latest outstanding number of shares as publicly disclosed.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate the Acquisition outlined in this letter.

1.	Purchase Price. Our proposed consideration payable for the Shares and ADSs acquired in the Acquisition is US$0.50 per Share or US$2.00 per ADS in cash (in each case other than those Shares or ADSs beneficially owned by the Buyer Group).

2.	Closing Certainty; Financing. We believe that we offer a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis. We intend to finance the Acquisition with equity and/or debt capital and we expect the commitments for the required equity and debt funding, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed. We are confident that we can timely secure adequate financing to consummate the Acquisition.

3.	Due Diligence. The Buyer Group will require a timely opportunity to conduct customary due diligence on the Company and its subsidiaries. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement. We have engaged King & Wood Mallensons as our legal counsel. We believe that we will be in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements (defined as below).

4.	Definitive Agreement. We are prepared to promptly negotiate and finalize definitive agreements with respect to the Acquisition (the “Definitive Agreements”) while conducting our due diligence. This proposal is subject to execution of the Definitive Agreements. We expect that such Definitive Agreements will include provisions which are typical, customary and appropriate for transactions of this type.

5.	Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We expect that the Board will establish a special committee comprised of independent and disinterested directors of the Company, who will be exclusively authorized to consider and negotiate with us the proposed Acquisition, including the Definitive Agreements. In considering this Proposal, you should be aware that we are interested only in pursuing the Acquisition and we do not intend to sell our shares in the Company to any third party.

6.	Confidentiality. We will, as required by law, promptly file a Schedule 13D with the U.S. Securities and Exchange Commission to disclose this Proposal. However, we trust you will agree with us that it is in all of our mutual interests to ensure that our discussions relating to the Acquisition proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.	No Binding Commitment. This letter is not a binding offer, an agreement or agreement to make a binding offer or agreement at any point in the future. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to the Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

*****

In closing, we would like to express our commitment to working together with the Board and its special committee to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely yours,

/s/ Hongru Zhou
Hongru Zhou

/s/ Ruolei Niu
Ruolei Niu

Excellence Education Investment Limited

By:	/s/ Meirong Yang
Name:	Meirong Yang
Title:	Director

Ultimate Wise Group Limited

By:	/s/ Huiyan Yang
Name:	Huiyan Yang
Title:	Director

Sure Brilliant Global Limited

By:	/s/ Huiyan Yang
Name:	Huiyan Yang
Title:	Director